EXHIBIT 99.2

ALGONQUIN POWER & UTILITIES CORP.

ANNUAL MEETING OF SHAREHOLDERS

JUNE 30, 2015

VOTING RESULTS

Resolution #1:

On a show of hands, the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors of the Corporation to fix the remuneration of the auditors.

Proxies Tabulated:

For:	99,541,796
Withheld:	514,826
Total:	100,056,622

Resolution #2:

On a ballot, the shareholders ratified the Election of directors for all nominees listed below:

Ballots Tabulated:

	For	Withheld
Christopher Ball	149,122,677	1,337,690
Christopher Huskilson	138,695,935	11,764,432
Christopher Jarratt	149,078,614	1,381,753
Kenneth Moore	150,058,463	401,904
Ian Robertson	149,601,380	858,987
Masheed Saidi	149,556,412	903,955
Dilek Samil	149,529,080	931,287
George Steeves	149,624,863	835,504

Resolution #3:

On a ballot, the shareholders ratified the advisory resolution set forth in Schedule “A” of the Circular to accept the approach to executive compensation as disclosed in the Circular.

Ballots Tabulated:

For:	148,803,608
Against:	1,656,259
Total:	150,459,867

Dated this 30th day of June, 2015.

CST TRUST COMPANY

/s/ Anoosheh Farzanegan	/s/ Lori Grinton
Anoosheh Farzanegan	Lori Grinton

ALGONQUIN POWER & UTILITIES CORP.

ANNUAL MEETING OF SHAREHOLDERS

JUNE 30, 2015

Final Report On Attendance

We are pleased to report that there are 122 Shareholders holding 150,517,187 Common Shares represented in person or by proxy at this meeting.

This represents 62.84% of the 239,516,708 issued and outstanding Common Shares.

Dated this 30th day of June, 2015.

CST TRUST COMPANY

/s/ Anoosheh Farzanegan

Anoosheh Farzanegan

/s/ Lori Grinton

Lori Grinton